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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                               (Amendment No. 5)*



                            EAGLE FOOD CENTERS, INC.
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                                (NAME OF ISSUER)


COMMON STOCK, PAR VALUE $0.01 PER SHARE                     269514 10 5
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    (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)



*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))
                               (Page 1 of 6 Pages)


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NYFS04...:\28\66228\0233\2286\13G2098T.18A

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CUSIP No.  269514 10 5              13G                Page  of 6 pages
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  1          NAMES OF REPORTING PERSONS:          ODYSSEY PARTNERS, L.P.

             I.R.S. IDENTIFICATION NO. OF ABOVE
             PERSONS (ENTITIES ONLY):                     13-5614745
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [_]
                                                                      (B) [_]
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  3          SEC USE ONLY

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  4          CITIZENSHIP OR PLACE OF              DELAWARE
             ORGANIZATION:

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 NUMBER OF          5    SOLE VOTING POWER:               3,954,715
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY        6    SHARED VOTING POWER:             0
  OWNED BY
                  --------------------------------------------------------------
    EACH            7    SOLE DISPOSITIVE POWER:          3,954,715
  REPORTING
                  --------------------------------------------------------------
PERSON WITH         8    SHARED DISPOSITIVE POWER:        0

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  9          AGGREGATE AMOUNT BENEFICIALLY                3,954,715
             OWNED BY EACH REPORTING PERSON:

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  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [_]
             CERTAIN SHARES:

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  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):         36.1%

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  12         TYPE OF REPORTING PERSON:            PN

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
ITEM 1

     (a)   NAME OF ISSUER:

           Eagle Food Centers, Inc.

     (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           Route 67 & Knoxville Road
           Milan, IL 61264

ITEM 2

     (a)   NAME OF PERSON FILING:

           Odyssey Partners, L.P.

     (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           Principal Business Office:

           31 West 52nd Street
           New York, NY 10019

     (c)   CITIZENSHIP:

           A Delaware limited partnership

     (d)   TITLE OF CLASS OF SECURITIES:

           Common Stock, par value $.01 per share

     (e)   CUSIP NUMBER:   269514-10-5

ITEM 3
           Not applicable.

ITEM 4     OWNERSHIP.

     (a)   Amount Beneficially Owned:

           3,954,715 shares

     (b) Percent of Class:

           36.1%

     (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote:

                 3,954,715 shares

            (ii) Shared power to vote or to direct the vote

                 -0-

           (iii) Sole power to dispose or to direct the disposition of

                 3,954,715 shares

            (iv) Shared power to dispose or to direct the disposition of

                 -0-

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           The reporting person has granted certain persons the right to receive dividends from, and the right to receive the proceeds from the sale of, the shares of common stock of the Issuer beneficially owned by the reporting person.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10    CERTIFICATION.

           Not applicable.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


February 11, 1998



ODYSSEY PARTNERS, L.P.


By:  /s/ Joshua Nash
     ----------------------------
     Name:  Joshua Nash
     A General Partner



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